UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENELABS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368706206

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368706206

1.	Names of Reporting Persons Lehman Brothers Holdings Inc. 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,032,952(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,032,952(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,032,952(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (2)

12.	Type of Reporting Person (See Instructions) HC/CO

(1)  Excludes 391,810 warrants because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

(2)  Based on 43,066,000 shares outstanding as of November 30, 2007, as reported on Prospectus filed on December 11, 2007.

CUSIP No. 368706206

1.	Names of Reporting Persons Lehman Brothers Inc. 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,032,952(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,032,952(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,032,952(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0% (2)

12.	Type of Reporting Person (See Instructions) BD/CO

(1)  Excludes 391,810 warrants because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

(2)  Based on 43,066,000 shares outstanding as of November 30, 2007, as reported on Prospectus filed on December 11, 2007.

CUSIP No. 368706206

1.	Names of Reporting Persons LB I Group Inc. 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 581,395(1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 581,395(1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 581,395(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)  Excludes 174,418 warrants because the terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock.

(2)  Based on 43,066,000 shares outstanding as of November 30, 2007, as reported on Prospectus filed on December 11, 2007.

Item 1.
	(a)	Name of Issuer Genelabs Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 505 Penobscot Drive Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing Lehman Brothers Holdings Inc. Lehman Brothers Inc. LB I Group Inc.
(b)

Address of Principal Business Office or, if none, Residence
Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

LB I Group Inc.

399 Park Avenue

New York, New York 10022

(c)

Citizenship
Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 368706206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of cover pages.
(b) Percent of class: See Item 11 of cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

LBI is the actual owner of 2,451,557 shares  of Common Stock and 217,392 warrants reported herein.  The terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock and are, therefore, as of the date of this Amendment, not exercisable.  LBI, a broker-dealer registered under Section 15 of the Act, is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares owned by LBI.

LB I Group is the actual owner of 581,395 shares of Common Stock  and 174,418 warrants reported herein.  The terms of the warrants contain a limitation on acquiring shares of Common Stock if the exercise would result in the holder beneficially owning more than 4.99% of the outstanding Common Stock and are, therefore, as of the date of this Amendment, not exercisable.  LB I Group, is wholly-owned by LBI, which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, LBI and Holdings may be deemed to be the beneficial owners of the shares owned by LB I Group.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

☐      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒     By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Senior Vice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Authorized Signatory

EXHIBIT A - JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 13, 2008

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Vice President

LEHMAN BROTHERS INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Senior Vice President

LB I GROUP INC.

By:	/s/ Barrett S. DiPaolo
	Name:	Barrett S. DiPaolo
	Title:	Authorized Signatory